SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2 (Final Amendment))*
Meadow Valley Corporation

(Name of Issuer)
Common Stock, $.001 par value

(Title of Class of Securities)
583185103

(CUSIP Number)
Bradley E. Larson
4602 East Thomas Road
Phoenix, Arizona 85018
(602) 437-5400

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)
With a copy to:
Robert S. Kant, Esq.
Brian H. Blaney, Esq.
Greenberg Traurig, LLP
2375 East Camelback Road, Suite 700
Phoenix, Arizona 85016
February 2, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	583185103

1	NAMES OF REPORTING PERSONS Bradley E. Larson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	583185103

1	NAMES OF REPORTING PERSONS Kenneth D. Nelson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 2, 2007, as subsequently amended by Amendment No. 1 on July 29, 2008 (the “Schedule 13D”) by (a) Bradley E. Larson (“Larson”) and (b) Kenneth D. Nelson (“Nelson”). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. All capitalized terms not otherwise defined in this Amendment shall have the meanings ascribed thereto in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is amended and supplemented as follows:
          Larson and Nelson used personal funds to pay the option exercise prices set forth in Item 5 below.
Item 4. Purpose of Transaction
Item 4 is amended and supplemented as follows:
          On February 2, 2009, pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 28, 2008, by and among the Company, Phoenix Parent Corp. (n/k/a Meadow Valley Parent Corp.), a Delaware corporation (“Parent”), and Phoenix Merger Sub, Inc., a Nevada corporation and wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub was merged with and into the Company (the “Merger”). In connection with the consummation of the Merger, Larson and Nelson contributed to the owner of Parent certain of their shares of the Company’s Common Stock and all of their unexercised options to acquire the Company’s Common Stock in exchange for membership interests in the owner of Parent, all as set forth in Item 5 below.
Item 5. Interest in Securities of the Issuer
Item 5 is replaced in its entirety with the following:
          (a) and (b) The information contained on the cover pages to this Amendment is incorporated herein by reference.
          By virtue of the relationship among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole. As of February 2, 2009, the Reporting Persons beneficially owned no shares of the Company’s Common Stock.
          (c) On December 18, 2008, Larson exercised incentive stock options to purchase 40,334 shares of the Company’s Common Stock. Larson exercised options for 7,000 shares at $3.875 per share and 33,334 shares at $1.46 per share for a total exercise price of $75,792.64.
          On December 18, 2008, Nelson exercised incentive stock options to purchase 58,300 shares of the Company’s Common Stock. Nelson exercised options for 5,800 shares at $3.875 per share, 20,000 shares at $2.4375 per share, and 32,500 shares at $1.46 per share for a total exercise price of $118,675.00.
          On February 2, 2009, in connection with the consummation of the Merger, Larson contributed to the owner of Parent 117,163 shares of the Company’s Common Stock and 10,000 unexercised options to acquire the Company’s Common Stock in exchange for membership interests in the owner of Parent. The remaining shares of Common Stock beneficially owned by Larson were automatically converted into the right to receive the merger consideration as provided in the Merger Agreement.
          On February 2, 2009, in connection with the consummation of the Merger, Nelson contributed to the owner of Parent 126,284 shares of the Company’s Common Stock and 10,000 unexercised options to acquire the Company’s Common Stock in exchange for membership interests in the owner of Parent. The remaining shares of

Common Stock beneficially owned by Nelson were automatically converted into the right to receive the merger consideration as provided in the Merger Agreement.
          (e) Each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Company’s Common Stock on February 2, 2009.
Item 7. Material to be Filed as Exhibits
          Exhibit A — Amended and Restated Joint Filing Agreement dated as of February 4, 2009

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: February 4, 2009

/s/ Bradley E. Larson Bradley E. Larson

/s/ Kenneth D. Nelson

Kenneth D. Nelson

EXHIBIT A
AMENDED AND RESTATED JOINT FILING AMENDMENT
Dated as of February 4, 2009
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of the undersigned of a Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.001 per share, of Meadow Valley Corporation, a Nevada corporation, and that this Amended and Restated Joint Filing Agreement may be included as an Exhibit to such joint filing.
     Each of the undersigned agrees that each party hereto is responsible for the timely filing of such Schedule 13D (including any and all amendments thereto) and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party actually knows that such information is incorrect. Each party will indemnify the other party for any incompleteness or inaccuracy in such information concerning the indemnifying party.
[Rest of page intentionally left blank]

EXHIBIT A
     IN WITNESS WHEREOF, the undersigned hereby execute this Amended and Restated Joint Filing Agreement as of the date first written above.

/s/ Bradley E. Larson Bradley E. Larson

/s/ Kenneth D. Nelson Kenneth D. Nelson